510 Burrard St, 3rd Floor
Date: April 18, 2012	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: GREAT PANTHER SILVER LIMITED

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	14/05/2012
Record Date for Voting (if applicable) :	14/05/2012
Beneficial Ownership Determination Date :	14/05/2012
Meeting Date :	28/06/2012
Suite 800, 333 Seymour Street
Meeting Location (if available) :	Vancouver BC
V6B 5A6

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	39115V101	CA39115V1013

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for GREAT PANTHER SILVER LIMITED